REGISTERED OFFICE CERTIFICATE

OF

SRIVARU HOLDING LIMITED

2nd Floor, Regatta Office Park

West Bay Road, P.O. Box 10655

Grand Cayman, KY1-1066

Cayman Islands

We, Amicorp Cayman Fiduciary Limited, Registered Office of **SRIVARU Holding Limited** (the "**Company**") **DO HEREBY CERTIFY** that the following is a true extract of the Ordinary Resolution and Special Resolution of the Minutes of an Extraordinary General Meeting of the Company passed on 27th June 2024 and that such resolutions have not been modified.

"Proposal No. 3 – Authorised Share Capital Increase

RESOLVED, as an ordinary resolution ...

> with effect at such time and date, if at all, as determined by the Board of Directors in their discretion within 12 months of obtaining the requisite shareholder approval for this Authorised Share Capital Increase (the "Alternative Effective Time"), that the authorised share capital be increased from US$1,000,000, divided into 100,000,000 ordinary shares with a par value of US$0.01 each to US$10,000,000, divided into 1,000,000,000 ordinary shares with a par value of US$0.01 each

Proposal No. 6 – Amendment of the Memorandum and Articles of Association

RESOLVED, as a special resolution, that ...

> the Company adopt, with effect from the Alternative Effective Time, the second amended and restated memorandum and articles of association (a copy of which is attached to the accompanying proxy statement as Annex B) in substitution for, and to the exclusion of, the Company's existing memorandum and articles of association, to reflect the Authorised Share Capital Increase and the Staggered Board

Kimbert Solomon / Christina Hart
For and on behalf of
Amicorp Cayman Fiduciary Limited
Registered Office

Dated this 26th August 2024

GENERAL REGISTRY CAYMAN ISLANDS

Filed: 29-Aug-2024 15:29 EST
Auth Code: C90202010077